THIS NOTE AND THE COMMON SHARES ISSUABLE UPON CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.

PROMISSORY NOTE

$4,800,000	April 6, 2011

RADIANT LOGISTICS, INC., a Delaware corporation (the “Company”), for value received, hereby promises to pay to the order of EBCP I, LLC in its capacity as agent for the Shareholders of DBA Distribution Services, Inc., a New Jersey corporation (“DBA”), under and subject to the terms of the Agreement and Plan of Merger (as defined below)( the “Holder”), at the address set forth in Section 8 hereof, in lawful money of the United States of America (“Dollars” or “$”) and in immediately available funds, the principal amount of FOUR MILLION EIGHT HUNDRED THOUSAND DOLLARS ($4,800,000) (the “Principal”), plus any accrued and unpaid Interest (as defined below), on the terms set forth below.  This Note has been executed and delivered pursuant to the Agreement and Plan of Merger and is subject to the terms and conditions thereof.  Capitalized terms not defined herein shall have the respective meanings set forth in the Agreement and Plan of Merger.

The following is a statement of the rights of the Holder and the conditions to which this Note is subject, and to which the Holder hereof, by the acceptance of this Note, agrees:

1.           Definitions.  For the purposes of this Note:

(a)           “Agreement and Plan of Merger” means that certain Agreement and Plan of Merger, dated March 29, 2011, by and among, the Company, DBA ACQUISITION CORP., a Delaware corporation and wholly-owned subsidiary of the Company, DBA, JAMES C. EAGEN, PAUL L. POLLARA and the Holder.

(b)           “Acquiror Common Stock” shall have the meaning assigned to such term in Section 3(a).

(c)           “Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are, or may elect to be, closed.

(d)           “ Corporate Transaction ” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events: (a) a sale or other disposition of all or substantially all of the assets of Purchaser or DBA to a Person other than an Affiliate of the Purchaser or DBA; (b) a merger, consolidation, sale of newly issued shares or similar transaction involving Purchaser or DBA following which the shareholders of the Purchaser or DBA immediately prior to such transaction cease to hold fifty percent (50%) or more of the outstanding capital stock of DBA or the surviving corporation immediately after the consummation of such transaction; or (c) a “reverse merger” or similar transaction in which the Purchaser or DBA is the surviving entity but in which the shareholders of the Purchaser or DBA immediately prior to such merger or similar transaction hold less than twenty-five percent (25%) of the outstanding capital stock of such entity immediately after the consummation of such merger or similar transaction.

(e)            “Conversion Shares” shall have the meaning assigned to such term in Section 3(a).

(f)           “Default Rate” shall have the meaning assigned to such term in Section 2(c).

(g)           “Event of Default” shall have the meaning assigned to such term in Section 4.

(h)           “Interest” shall have the meaning assigned to such term in Section 2.

(i)           “Issue Date” means April 6, 2011.

(j)           “Measurement Period” shall have the meaning assigned to such term in Section 3(a).

(k)           “Note Payment Dates” shall be on April 6, 2012, April 6, 2013 and April 6, 2014 (representing the first through third anniversaries of the Closing Date under the Agreement and Plan of Merger).

(l)           “Notice of Election” shall have the meaning assigned to such term in Section 3(a).

(m)           “Weighted Average Closing Price” means, during the Measurement Period, the cumulative sum of the daily dollar volume-weighted closing price for such Acquiror Common Stock, for each Business Day during which shares of Acquiror Common Stock trade on the principal exchange, quotation system or reporting system upon which Acquiror’s Common Stock publicly trades; divided by the cumulative number of shares of Acquiror Common traded during the Measurement Period. For the purposes hereof, the “daily dollar volume weighted price” shall be determined, for those Business Days in which trades occur during the Measurement Period, as the product of: (x) the number of shares of Acquiror Common Stock that trade during that particular day; and (ii) the closing price of the Acquiror Common Stock for that date.

2.           Principal; Interest; Prepayment.

(a)           Principal.  Subject to Section 11 hereof, on each Note Payment Date, the Company shall pay one-third of the original Principal to the Holder in immediately available funds.  Promptly following the payment in full of the Principal amount of this Note, including all accrued and unpaid Interest and any other amounts owing hereunder, the Holder shall surrender this Note to the Company for cancellation.

(b)           Interest Rate.  Interest on the Note (“Interest”) shall accrue from the Issue Date at a rate of interest equal to 6.5% per annum (the “Interest Rate”).  Interest shall be computed on the basis of a 360-day year applied to actual days elapsed.  All accrued and unpaid Interest on this Note shall be due quarterly in arrears, on the basis of calendar quarters (i.e., through March 31, June 30, September 30 and December 31) and shall be payable on or before the tenth (10th) day of the next month immediately following such quarter end, with the first payment due on or before July 10, 2011 for the period from the Closing Date through June 30, 2011, and thereafter on the basis of full calendar quarters through the Maturity of this Note (defined as the earlier of April 6, 2014 or such earlier date as the Note has been paid in full).

(c)           Default Interest.  So long as any Event of Default exists and is continuing hereunder, regardless of whether or not there has been an acceleration of the indebtedness evidenced hereby, and at all times after maturity of the indebtedness evidenced hereby (whether by acceleration or otherwise), interest shall accrue on the outstanding principal balance of this Note at a rate per annum compounded monthly equal to the Interest Rate plus 4% per annum, or if such increased rate of interest may not be collected under applicable law, then at the maximum rate of interest, if any, which may be collected from the Company under applicable law (the “Default Rate”), and such default interest shall be immediately due and payable.  The Company acknowledges that it would be extremely difficult or impracticable to determine Holder’s actual damages resulting from any late payment or default, and such late charges and default interest are reasonable estimates of those damages and do not constitute a penalty.

(d)           Maximum Interest Rate.  The rate of interest payable under the Note from time to time shall in no event exceed the maximum rate, if any, permissible under applicable law.  If the rate of interest payable under the Note is ever reduced as a result of the preceding sentence and at any time thereafter the maximum rate permitted by applicable law shall exceed the rate of interest provided hereunder, then the rate provided for hereunder shall be increased to the maximum rate permitted by applicable law for such period as required so that the total amount of interest received by the Holder is that which would have been received by the Holder but for the operation of the preceding sentence.

(e)           Prepayment.  The Company may prepay all, or a portion of, the Principal, at any time and from time to time, without premium or penalty; provided, however, that each such prepayment is accompanied by accrued interest on the amount of Principal being prepaid calculated to the date of such prepayment.

3.           Optional Forced Conversion Rights.

(a)           The Company may, at its sole discretion, notify the Holder on or before the three month anniversary of the Closing Date in a form similar to that of Exhibit A (the “Notice of Election”), that it elects to satisfy up to two million four hundred thousand dollars ($2,400,000) of the Principal amount of this Note by issuance to the Shareholders’ Agent on behalf of the DBA Shareholders, fully-paid and non-assessable shares of common stock of the Company (the “Acquiror Common Stock”) restricted under Rule 144 of the Securities Act.  The number of shares of Acquiror Common Stock into which this Note may be converted (the “Conversion Shares”) shall be determined by dividing the aggregate Principal amount being converted (which, at the Company’s option, may be up to, but shall not exceed $2,400,000), by the Conversion Price (as defined below) in effect at the time of such conversion.  The Conversion Price shall be equal to that price which shall be computed as Weighted Average Closing Price of the Acquiror Common Stock on the principal exchange or quotation system upon which Acquiror’s Common Stock publicly trades, during a measurement period consisting of the period of thirty (30) consecutive Business Days commencing sixty (60) calendar days prior to the date of the Notice of Election (the “Measurement Period”).  For the purposes of clarity, if the Company makes the foregoing election, one third of the original Principal balance of this Note less the Principal converted into Acquiror Common Stock pursuant to this Section 3 will be payable on each of the Note Payment Dates.

(b)           Once the Company makes the Notice of Election pursuant to Section 3(a) above, that portion of the Principal amount covered by the Notice of Election shall be automatically deemed converted by Holder into shares of Acquiror Common Stock as set forth under Section 3(a) above, and Holder shall surrender this Note, duly endorsed, at the office of the Company and shall give written notice to the Company, by mail, telefax or electronic transmission, at its principal corporate office, of the name or names in which the certificate for shares of Acquiror Common Stock are to be issued, in exchange for (a) a certificate or certificates for the number of shares of Acquiror Common Stock, into which all or any portion of the outstanding principal of this Note is being converted, together with a cash adjustment in respect of any fraction of a share to which the Holder shall be entitled, and (b) a new Note for the Principal amount not so converted.  Such conversion shall be deemed to have been made immediately prior to the close of business on the date of the Notice of Election, and the person or persons entitled to receive the shares of Acquiror Common Stock issuable upon such conversion shall be treated for all purpose as the record holder or holders of such shares of Acquiror Common Stock as of such date.

(c)           In the event the Company is not in compliance with the covenants contained in Section 6.8 of the Agreement and Plan of Merger, it shall be prohibited from electing to issue the Acquiror Common Stock.

4.           Events of Default.

(a)           Each of the following events shall constitute an event of default (each, an “Event of Default”) hereunder:

(i)           the Company shall fail to pay when due any Principal of, or Interest on, this Note;

(ii)           the Company (a) defaults in the payment when due, beyond any grace period permitted, of any indebtedness (other than indebtedness under this Note), and the aggregate amount of such indebtedness equals or exceeds two hundred fifty thousand dollars ($250,000), (b) defaults in the performance or observance of any other covenant or provision of any agreement or instrument under or by which any indebtedness (other than indebtedness under this Note), and the aggregate amount of such indebtedness equals or exceeds two hundred fifty thousand dollars ($250,000), if the effect of such default is to cause, or to permit the holder or holders of such indebtedness to cause such indebtedness to become due prior to its stated maturity;

(iii)           the Company shall be in material breach of any provision of the Agreement and Plan of Merger, or the Disclosure Schedules and exhibits thereto, and shall fail to cure such breach within ten (10) days after Holder delivers written notice of such breach to the Company;

(iv)           a Corporate Transaction;

(v)           the Company shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due, or shall take any corporate action to authorize any of the foregoing; or

(vi)           an involuntary case or other proceeding shall be commenced against the Company seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed for a period of sixty (60) days; or an order for relief shall be entered against the Company under the Federal bankruptcy laws as now or hereafter in effect;

(vii)           one or more final judgments, orders, or decrees for the payment of money in an amount, individually or in the aggregate, of at least two hundred fifty thousand dollars ($250,000) (not covered by independent third-party insurance as to which liability has been accepted by such insurance carrier) shall be rendered against the Company and the same are not, within thirty (30) days after the entry thereof, bonded, discharged or stayed pending appeal, or such judgments are not discharged prior to the expiration of any such stay (provided that no advances will be made prior to the discharge, stay, or bonding of such judgment, order, or decree);

(b)           Upon the occurrence of an Event of Default, the Holder may, by written notice to the Company, declare the Note (together with accrued Interest thereon) to be, and the Principal (together with accrued Interest thereon) shall thereupon become, immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Company; provided, that in the case of any of the Events of Default specified in Sections 4(a)(v) and 4(a)(vi) above, without any notice to the Company or any other act by the Holder, the Principal (together with accrued Interest thereon) shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Company.

5.           Payments; Extension of Payment Obligation.  All payments of Principal and/or Interest to be made by the Company in respect of this Note shall be made in United States Dollars by certified check or wire transfer to an account designated by the Holder by written notice to the Company.  If the Principal and accrued and unpaid Interest become due and payable on any day other than a Business Day, the payment date shall be extended to the next succeeding Business Day, and the Interest shall accrue on such amounts due and payable during such extension period at the rate per annum herein specified.

6.           Replacement of Note.  Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Note, and (in case of loss, theft or destruction) of indemnity reasonably satisfactory to it, and upon reimbursement to the Company of all reasonable expenses incidental thereto, and (if mutilated) upon surrender and cancellation of this Note, the Company shall make and deliver to the Holder a new note of like tenor in lieu of this Note.  Any replacement note made and delivered in accordance with this Section 6 shall be dated as of the date hereof.

7.           No Waivers by Delay or Partial Exercise.  No delay by the Holder in exercising any powers or rights hereunder shall operate as a waiver of such power or right, nor shall any single or partial exercise of any power or right preclude other or further exercise thereof, or the exercise of any other power or right hereunder or otherwise.

8.           Notices.  All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, if not, then on the next Business Day, or (b) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.  All communications shall be sent as follows:

if to DBA or to the Shareholders Representative, to it at:	with a copy to:

M. Henry Berling EBCP I, LLC 901 East Byrd Street, Suite 1500 Riverfront Plaza, West Tower Richmond, VA 23219	James S. Seevers, Jr HUNTON & WILLIAMS LLP Riverfront Plaza, East Tower 951 East Byrd Street Richmond, VA 23219 Direct Dial: 804-788-8573 Direct Fax: 804-343-4702 Email: jseevers@hunton.com
And

if to the Company, to it at:	with a copy to:

Bohn H. Crain Radiant Logistics, Inc. 405 114th Avenue, S.E., Third Floor Bellevue, WA 98004-6475 Phone: (800) 843-4784 Fax: (425) 943-4598 Email: bcrain@radiantdelivers.com	Stephen M. Cohen, Esquire Fox Rothschild LLP 2000 Market Street, Twentieth Floor Philadelphia, PA 19103 Phone: (215) 299-2744 Fax: (215) 299-2150 Email: smcohen@foxrothschild.com or to such other address or telecopy number as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith.

9.           Amendments and Waivers.  No modification, amendment or waiver of any provision of, or consent required by, this Note, nor any consent to any departure therefrom, shall be effective unless it is in writing and signed by the Company and the Holder.  Such modification, amendment, waiver or consent shall be effective only in the specific instance and for the purpose for which given.

10.           Exclusivity and Waiver of Rights.  No failure to exercise and no delay in exercising on the part of any party, any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege preclude any other right, power or privilege.  The rights and remedies herein provided are cumulative and are not exclusive of any other rights or remedies provided by law.

11.           Set-Off.  In the event a Claim arises pursuant to Article VI of the Agreement and Plan of Merger, the Company shall be permitted to apply the amount of the Claim in accordance with Section 6.5 of the Agreement and Plan of Merger as a set-off against (i) first, the Integration Payment, and (ii) second, only if the Integration Payment has already been paid to Holder or reduced to zero, to the outstanding balance of amounts due under this Note.

12.           Invalidity.  Any term or provision of this Note shall be ineffective to the extent it is declared invalid or unenforceable, without rendering invalid or enforceable the remaining terms and provisions of this Note.

13.           No Stockholder Rights.  Nothing contained in this Note shall be construed as conferring upon the Holder or any other person the right to vote or to consent or to receive notice as a stockholder in respect of meetings of stockholders for the election of directors of the Company or any other matters or any rights whatsoever as a stockholder of the Company; and no dividends shall be payable or accrued in respect of this Note or the interest represented herby or, prior to conversion hereof, the shares of Acquiror Common Stock obtainable as a result of such conversion and then only to the extent that, this Note shall have be so converted.

14.           Investment Representations.  This Note has been issued subject to certain investment representations of the DBA Shareholders set forth in the Agreement and Plan of Merger, all of which are deemed incorporate herein, and may be relied upon by the Company as being true and correct on the date of the Notice of Election.

15.           Assignment or Transfer.  The Holder shall not assign this Note without the prior written consent of the Company, except during the continuance of an Event of Default, in which case this Note shall be freely transferrable, subject to applicable law.

16.           DISPUTE RESOLUTION AND GOVERNING LAW.  THIS NOTE SHALL BE SUBJECT TO THE DISPUTE RESOLUTION PROVISIONS SET FORTH AT SECTION 7.8 OF THE AGREEMENT AND PLAN OF MERGER AND GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE (WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAWS PROVISIONS).

[REMAINDER OF THE PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned has executed this Note as of the date first above written.

RADIANT LOGISTICS, INC.

By:	/s/ Todd Macomber
Name: Todd Macomber
Title: Chief Financial Officer

Acquiror Promissory Note

EXHIBIT A

NOTICE OF ELECTION

(To be addressed to Shareholders’ Agent)

(To be executed by the Company in order to exercise its Optional Forced Conversion Rights under Section 3 of this Note)

The undersigned does hereby provide the requisite Notice of Election under Section 3 of this Note, and does hereby elect to cause the conversion of $______ of the Principal amount of the Note by delivery of shares of Acquiror Common Stock on and subject to the conditions set forth in Section 3 of such Note.

RADIANT LOGISTICS, INC.

By:
Name:
Title: